UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
333-176954
FORM 12b-25	CUSIP NUMBER _________
NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K   [  ]Form 20-F   [  ]Form 11-K   [ X]Form 10-Q   [  ]Form N-SAR   [  ]Form N-CSR

For Period Ended:  March 31, 2012

__Transition Report on Form 10-K

__Transition Report on Form 20-F

__Transition Report on Form 11-K

__Transition Report on Form 10-Q

__Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I – REGISTRANT INFORMATION

Hanover Portfolio Acquisitions, Inc.

Full Name of Registrant

___________________________________________

Former Name if Applicable

835 E. Lamar Blvd, Suite 202

Address of Principal Executive Office (Street and Number)

Arlington, TX 76011

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced a delay in its process of finalizing its books and preparing its financial statements for the quarter and year to date periods due to the temporary absence of the person responsible for supervising and approving such activities and the busy schedule of such persons.  Furthermore, the Registrant has recently completed an acquisition of a wholly owned subsidiary. These untimely situations have delayed the completion of accurate and timely financial information, as well as our ability to obtain a review of our financial statements by our independent accountants by the due date.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Alan Collier

805                        418-7358

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  Yes X  No _

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes _  No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hanover Portfolio Acquisitions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

May 15, 2012

By:

/s/ Alan Collier

Alan Collier

Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION:  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).